

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Mr. Eric Hakmiller
Chief Executive Officer
Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, IA 50201

> **Re:** **Lincolnway Energy, LLC**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 19, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 0-51764**

Dear Mr. Hakmiller:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 8 – Financial Statements and Supplementary Data, page 45

1. In future filings, please provide the selected quarterly financial data required by Item 302 of Regulation S-K.

Note 1 – Nature of Business and Significant Accounting Policies, page 53

2. We note the disclosure of your significant accounting policy for trade accounts receivables and your allowance for doubtful accounts. Please tell us how you have met the disclosure requirements of paragraphs 4 and 11B(c) of ASC 310-10-50, as applicable in your annual and interim financial statements. Also, please tell us how you have met

the requirements of Rule 5-04 of Regulation S-X to provide the information in Schedule II for valuation and qualifying accounts for each period for which an audited income statement is required.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

3. Please tell us why your previous CFO who departed on January 15, 2014, signed the certifications in your Form 10-Q filed on February 14, 2014. Refer to Question 161.04 of the SEC's Compliance and Disclosure Interpretations relating to Rule 13a-14. Also, we note references to the "interim chief financial officer" in Item 4 and the lists of exhibits, which would appear to be inconsistent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief